FORM 51-102F3
NATIONAL INSTRUMENT 51-102
MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102

FILED VIA SEDAR

Item 1.	Name and Address of Company

Micromem Technologies Inc.
Suite 1910, 777 Bay Street
Toronto, Ontario
M5G 2C8

Item 2.	Date of Material Change

A material change took place on April 10, 2012.

Item 3.	News Release

On April 16, 2012, a news release in respect of the material change was released by Canada News Wire (CNW).

Item 4.	Summary of Material Change

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

Item 5.	Full Description of Material Change

Micromem Technologies Inc. issued 2,000,000 options to employees and directors to purchase common shares of the Company (the “Options”), in accordance with the 2007 Micromem Technologies Inc. Stock Option Plan, as amended on one or more occasions at a strike price of US$0.35.

The Company has extended the expiration date by 6 months of a total of 4,267,432 common share purchase warrants (“Warrants”) to acquire common shares. These Warrants were originally issued with respect to private placement financings completed in 2009 and 2010. Also, the exercise price of 429,686 Warrants priced US $1.20 was amended to US $0.80.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

The report is not being filed in reliance on section 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Joseph Fuda

Item 9.	Date of Report

April 16, 2012

SCHEDULE “A”

FOR IMMEDIATE RELEASE	April 16, 2012

Micromem Technologies Inc. Issues Options, Extends and Reprices Warrants

Toronto, New York, April 16, 2012: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) announces the issuance of 2,000,000 options to purchase common shares of the Company (the “Options”), in accordance with the 2007 Micromem Technologies Inc. Stock Option Plan, as amended on one or more occasions. These Options have been issued to employees and directors of the Company at a strike price of US$0.35.

The Company has extended the expiration date by 6 months of a total of 3,837,746 common share purchase warrants (“Warrants”) to acquire common shares. These Warrants were originally issued with respect to private placement financings completed in 2009 and 2010. The exercise price of the Warrants remains unchanged.

In addition the Company has extended the expiration date by 6 months of a total of 429,686 Warrants and adjusted the price of those Warrants from US $1.20 to US $0.80. Pursuant to the CSNX Policy, the term of the Warrant may be amended to 30 days if, following the amendment, for any 10 consecutive trading days the closing price of the Company’s listed shares exceeds the amended exercise price by the applicable private placement discount. These Warrants were originally issued with respect to private placements completed in 2009.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
CNSX - Symbol: MRM

Shares issued: 120,519,999
SEC File No: 0-26005
Investor Contact: Jason Baun; Chief Information Officer; Tel. 416-364-2023